Item 77C: Special Meeting of Shareholders

A Special Meeting of Shareholders (the "Meeting") of Stratton
Multi-Cap Fund, Inc. ("SMCF) was held on March 28, 2008. The following proposal was submitted for a vote of the shareholders:

1.	The approval of a new advisory agreement between SMCF and
Stratton Management Company.

With respect to the approval of a new advisory agreement between SMCF and Stratton Management Company, the following votes and percentages were recorded:

       For                    Against                      Abstain
1,349,923 (97.622%)       15,343 (1.109%)              17,545 (1.269%)